Exhibit 99.2

Innocoll Holdings plc Announces Pricing of Public Offering of Ordinary Shares

ATHLONE, Ireland, June 16, 2016 — Innocoll Holdings plc (Nasdaq: INNL), a global, specialty pharmaceutical and medical device company with late stage development programs targeting areas of significant unmet medical need, today announced that it has priced an underwritten public offering of 5,725,000 ordinary shares at a price to the public of $7.00 per ordinary share, for aggregate gross proceeds to the Company of approximately $40.1 million. All of the ordinary shares in the offering are being sold by Innocoll. Certain of our officers and directors have agreed to purchase ordinary shares in the offering at the public offering price. In addition, Innocoll has granted the underwriters of the offering a 30-day option to purchase up to an additional 858,750 ordinary shares in connection with the offering to cover overallotments. The offering is expected to close on June 22, 2016, subject to customary closing conditions.

Morgan Stanley is acting as lead book-running manager, Piper Jaffray & Co. is acting as joint book-running manager, Stifel is acting a lead manager and FBR and Janney Montgomery Scott are acting as co-managers for the offering.

The Company expects to receive net proceeds from the offering, after deducting underwriting discounts and commissions and other expenses payable by it, of approximately $37.0 million.

The shares are being offered by the Company pursuant to an effective shelf registration statement on Form F-3, as amended, previously filed with the Securities and Exchange Commission (the "SEC"). A preliminary prospectus supplement and an accompanying base prospectus related to the offering were filed with the SEC on June 13, 2016. The final prospectus supplement will be filed with the SEC. When available, copies of the final prospectus supplement and the accompanying base prospectus relating to this offering may also be obtained by contacting Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at (800) 747-3924, or by email at prospectus@pjc.com, or by accessing the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Innocoll Holdings plc

Innocoll is a global, commercial-stage specialty pharmaceutical and medical device company. The company's late stage product candidate pipeline is focused on addressing a number of large unmet medical needs, including: XARACOLL for the treatment of postoperative pain; INL-002, a gentamicin-collagen topical matrix for the adjuvant treatment of diabetic foot infections; and INL-003, a barrier for the prevention of post-surgical adhesions.

Forward-Looking Statements

This press release contains forward-looking statements, including those relating to the use of proceeds from the sale of ordinary shares and the expected closing of the offering. Forward-looking statements are generally statements that are not historical facts, and can be identified by the words "anticipate," "believe," "estimate," "expect," "intend," "goal," "may," "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors. These risks and uncertainties include, without limitation, our ability to successfully complete the offering, the volatility of our stock price may prevent shares purchased in the offering from being resold at or above the price paid for them, purchasers of shares in the offering will suffer immediate and substantial dilution, we may use the proceeds from the offering in ways that may not enhance our operating results or the market price of our ordinary shares, and other risks and uncertainties which are discussed in more detail in our Annual Report on Form 20-F for the year ended December 31, 2015, filed on March 17, 2016, and our other reports filed with the SEC. We undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law.

Corporate:

Pepe Carmona

Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Jeannie Sorenson, M.D.

Vice President, Investor Relations

(314) 458-7355

jsorenson@innocoll.com